UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, October 11, 2017

In September 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.1 MILLION PASSENGERS

In September 2017, Avianca Holdings and its subsidiaries carried 2,189,771 passengers, a 9.5% decrease over the same period in 2016.

In September, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,189,771 passengers, a decrease of 9.5% compared to September 2016. Capacity, measured in ASKs (available seat kilometers), decreased 3.2%, while passenger traffic, measured in RPKs (revenue passenger kilometers), contracted 1.8%. The load factor for the month was 83.1%, an increase of 118 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In September, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,220,447 travelers, down 15.9% compared to same period of 2016. Capacity (ASKs) decreased 17.0% while passenger traffic (RPKs) decreased 14.0%. The load factor for the month was 81.7%, an increase of 284 bps compared to the same month of 2016.

International markets

In September, the affiliated airlines of Avianca Holdings transported 969,324 passengers on international routes, up 0.1% compared to same period of 2016. Capacity (ASKs) increased 0.5%, while passenger traffic (RPKs) increased 1.3%. The load factor for the month was 83.5%, an increase of 67 bps when compared to September of 2016.

Operational Statistics	sep-17	sep-16	Δ YOY		2Q 2017	2Q 2016	Δ YOY		YTD 2017	YTD 2016	Δ YOY

Avianca Holdings (Consolidated)
PAX (K)[1]	2,190	2,419	-9.5%		7,617	7,609	0.1%		22,844	21,814	4.7%
ASK (mm)[2]	3,724	3,849	-3.2%		12,389	11,973	3.5%		37,190	35,052	6.1%
RPK (mm)[3]	3,096	3,154	-1.8%		10,483	9,997	4.9%		30,800	28,094	9.6%
Load Factor[4]	83.1%	81.9%	1.2	pp	84.6%	83.5%	1.1	pp	82.8%	80.2%	2.7	pp
Domestic Market
PAX (K)[1]	1,220	1,451	-15.9%		4,364	4,517	-3.4%		13,261	13,120	1.1%
ASK (mm)[2]	678	816	-17.0%		2,300	2,485	-7.4%		7,200	7,450	-3.3%
RPK (mm)[3]	553	644	-14.0%		1,951	2,016	-3.2%		5,897	5,842	0.9%
Load Factor[4]	81.7%	78.8%	2.8	pp	84.8%	81.1%	3.7	pp	81.9%	78.4%	3.5	pp
International Market
PAX (K)[1]	969	968	0.1%		3,253	3,092	5.2%		9,583	8,694	10.2%
ASK (mm)[2]	3,047	3,032	0.5%		10,089	9,487	6.3%		29,990	27,602	8.7%
RPK (mm)[3]	2,542	2,510	1.3%		8,532	7,981	6.9%		24,903	22,253	11.9%
Load Factor[4]	83.5%	82.8%	0.7	pp	84.6%	84.1%	0.5	pp	83.0%	80.6%	2.4	pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel